SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NANO-X IMAGING LTD

(Name of Issuer)

ORDINARY SHARES

(Title and Class of Securities)

M70700105

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M70700105	Schedule 13G

1	NAMES OF REPORTING PERSONS
RAN POLIAKINE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
ISRAELI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,806,120 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,687,370 (2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,806,120 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.43%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (a) 3,958,570 ordinary shares of the Issuer held by Ran Poliakine, (b) 118,750 ordinary shares of the Issuer held in trust by Shay Zuckerman & Co. Law Firm (“Shay Zuckerman”), pursuant to an Escrow Agreement, dated February 3, 2020, between Ran Poliakine, Moshe Moalem and Shay Zuckerman, as trustee (the “Escrow Agreement”). Ran Poliakine has voting power of all the ordinary shares held in trust by Shay Zuckerman. Pursuant to a mediation agreement signed between the parties in October 2020, during the year 2021, the parties will take a number of actions, upon which the dispositive power over these ordinary shares will pass to Ran Poliakine and (c) options to purchase 728,800 ordinary shares exercisable within 60 days of December 31, 2020.

(2)	Consists of (a) 3,958,570 ordinary shares of the Issuer held by Ran Poliakine and (b) options to purchase 728,800 ordinary shares exercisable within 60 days of December 31, 2020.

CUSIP No. M70700105	Schedule 13G

Item 1.

(a)	The name of the issuer is:

NANO-X IMAGING LTD (the "Issuer").

(b)	The Issuer's principal executive offices are located at:

COMMUNICATIONS CENTER,
NEVE ILAN, ISRAEL 9085000

Item 2.

(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G/A (this "Statement") is:
RAN POLIAKINE.

(b)	The principal business office for each of the Reporting Persons is
COMMUNICATIONS CENTER, NEVE ILAN, ISRAEL 9085000
(c)	Citizenship:
ISRAEL
(d)	This Statement relates to:
ORDINARY SHARES OF THE ISSUER
(e)	The CUSIP Number of the Ordinary Shares is:
M70700105

Item 3.	Filing Category.

Not applicable.

CUSIP No. M70700105	Schedule 13G

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of Class: See Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote of shares:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of shares:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of shares:

See Item 8 of the cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Issuer or Control Person.

Not Applicable.

CUSIP No. M70700105	Schedule 13G

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. M70700105	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

RAN POLIAKINE

/s/ RAN POLIAKINE